Exhibit 21.1
Significant Subsidiaries of the Registrant

Name	Jurisdiction of Formation
Pure Earth Materials, Inc.	Pennsylvania
Pure Earth Environmental, Inc.	Connecticut
Casie Ecology Oil Salvage, Inc.	New Jersey
MidAtlantic Recycling Technologies, Inc.	New Jersey
Rezultz, Incorporated	New Jersey
Bio Methods LLC	Delaware
Geo Methods, LLC	Delaware
PEI Disposal Group, Inc.	Delaware
New Nycon, Inc.	Delaware
Juda Construction, Ltd.	New York
Pure Earth Transportation & Disposal, Inc.	Delaware